INVESTMENT MANAGERS SERIES TRUST
2220 E. Route 66, Suite 226
Glendora, CA 91740

October 28, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Washington, D.C. 20549

RE: Investment Management Series Trust (the “Trust”) (CIK: 0001318342)
(Accession No. 0001398344-16-019906), (File No. 333-122901)

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal to the Trust’s Registration Statement on Form N1-A together with all exhibits filed herewith (EDGAR Submission Type 485BPOS/Accession No. 0001398344-16-019906) (the “Registration Statement”) with a November 1, 2016 effective date.

The Registration Statement is being withdrawn because it was inadvertently filed on October 25, 2016 with the Securities and Exchange Commission.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (626) 914-1041.

Thank you for your assistance in this matter.

Sincerely,

/s/ Rita Dam

Rita Dam
Investment Managers Series Trust